

INVEST IN **BROADS**

Female-forward bar serving spirits that are woman-owned and honoring women in history

broadslounge.com   Chattanooga TN

| Female Founder | Food & Beverage | Brick & Mortar | Restaurant | Distillery & Vineyards |

Featured Investors

Corinne Novella ✔

Syndicate Lead

I'm a therapist in private practice in NYC and I love to help use the power of money to support people in...

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Money is energy and represents one's mental, physical, & emotional exchange. I feel honored to be able to invest my money in Broads Lounge. Kristiana and Bailey have made it Broads' mission to support women entrepreneurs and women-owned businesses and create a space that reminds us that women make the most impact when supporting each other's visions and dreams. This business is designed in the spirit of reciprocity where the give and take in community extends well beyond the exchange of one's hard-earned money for a cocktail. This place intends for us to feel the legacy of women who take risks and to celebrate the creative act of being oneself as a limitless unfolding when we come together. While there are many businesses in which one can invest, Broads speaks to my personal joy in watching women celebrate and support one another in practical and in soul-affirming ways.

Invested $5,000 this round

Highlights

1   Owned and operated by the team behind the successful vegan restaurant Cashew in Chattanooga, TN.

2   Cashew began in Sept. 2013, and has seen over a 700% increase in revenue since its first full year.

3   Broads will open in January 2024 as the first female-forward cocktail lounge in the country.

4   Over 95% of our spirits, beers, wines, and foods will be from female-founded or female-led brands.

5   Offering investors a 1.5x return with a projected payback in 6 years (6% IRR). Early bird at 2x

6   Broads will donate a percentage of sales monthly to a nonprofit dedicated towards supporting women.

7   Raising capital to complete our build-out and open our doors in downtown Chattanooga.

8   10-year lease signed with 2 additional 5 year rate-guaranteed lease extensions.

Our Team



Kristiana Mallo   Owner

Founder of the vintage and sustainability event She Bop. Mother of two and co-owner of Cashew.

Bailey Cole Owner

Co-owner at Cashew. Chef, baker, & avid supporter of local, small businesses.

Introducing the Female-Forward Bar

We are intentionally creating an inclusive space that is all about celebrating women. We are focused on stocking our bar with as many female-founded and female-led brands as possible.



BROADS WILL HONOR
WOMEN IN HISTORY,
UPLIFT THE WOMEN OF
TODAY MAKING HISTORY,
AND GIVE BACK TO
WOMEN IN NEED.

Introducing Bailey & Kristiana



BAILEY COLE

 

KRISTIANA MALLO

Bailey & Kristiana opened the vegan restaurant Cashew in September of 2013. Cashew has become a destination for vegans and non-vegans alike and is known for great food, killer baked goods, and all-around awesome vibes.

Our Beverage Program

Our shelves will be stocked with some of the fastest-growing spirits brands in the world - even if you've never heard of them. Rather than choosing the brands that many of us are accustomed to seeing, we have chosen instead to curate our offerings based on our overall mission: featuring women-owned businesses. We believe that every dollar you spend is a vote for what is important to you. Because we value women and the contributions they make to our society, we have chosen to invest in them.

We believe that the best way to support female entrepreneurs is by choosing them, shining a light on their products, and helping them tell their story.



We have brought on some amazing Chattanooga women to lead our bar program at Broads. Each brings with them a unique passion for bartending and innovation, and we can't wait to work with them in turning Broads into a destination for great cocktails in Chattanooga.

While we plan to have a creative and interesting menu of cocktails, we also intend to offer a full selection of low ABV and alcohol-free drinks as well. We want everyone to have a comfortable seat at our bar regardless of their personal choices regarding the consumption of alcohol.



OVER 95% OF OUR WINE, BEER, & SPIRITS OFFERINGS WILL BE FROM FEMALE-FORWARD BRANDS.

Our Food Program

With plates made to be shared, our menu will have an option for everyone in your group to enjoy.



OUR DINING MENU WILL HAVE VEGAN AND GLUTEN-FREE OPTIONS.

FOR EVERY SINGLE ITEM LISTED.

After ten years of operating Cashew, we have become experts in meeting the dietary needs of individuals and know how to accommodate all food allergies and preferences. Our dining menu at Broads will have vegan and gluten-free options for every single item listed. *Because we want the foods we offer to be accessible to everyone.*

Our Location



124 East 10th Street is in the heart of downtown Chattanooga. Our building was first constructed in 1950 and has been underutilized for a majority of its lifetime. Rather than building a new structure to house Broads - we wanted to find an empty building with great character and find a way to give it new life



Bringing this space up to date has been an exciting, laborious, and sometimes frustrating endeavor. Navigating city code regulations and complications in the supply chain while also staying true to our vision has been made easier by the amazing team of professionals we have contracted to bring our ideas into reality.





NEW BLUE CONSTRUCTION

WORK SHOP ARCH

Hargis STUDIO

44" STAIRWAY WIDTH
1-WAY GATE AT LANDING
Janitor
113
Stair
111
Restroom
112
Bar
114
Lounge
103
64 FEET
30 occupants



Chattanooga is the fastest growing city in Tennessee, with Hamilton county growing at more than 3 times the US rate in 2022. Our immediate area of the city is projected to see a 6.5% increase in population over the next 5 years. And we are less than a mile from The University of Tennessee at Chattanooga, who has just seen their largest freshman class enrollment in school history.

Median Household Income

$64K

This Opportunity Zone has a **median household income** of approximately **$64,000**, which is **14% higher** than the median household income for the state of Tennessee of **$56,000**.



Median Home Value

$554K

This Opportunity Zone has a **median home value** of approximately **$550,000**, which is **189% higher** than the median home value for the state of Tennessee of **$190,000**.



Special Events

Broads wants to be your top choice for your after-work wind down with co-workers, night out with friends, date night, or a special occasion treat. But, we are also looking forward to hosting a variety of unique events. While we are always coming up with more fun ways to make going out something special, this is a list of a few events we are looking forward to:

- Educational spirits classes

- Feminist book club partnership with The Book & Cover

- Unique, themed dance parties

- Trivia Night

- Local brand collaboration

- Live music featuring solo artists, duos, and trios

Giving Back

Broads will have 2 draft cocktails at all times brought to you by Hilda (aka Hildi). Don't worry if you don't know her yet, she will make a big impression on you when you meet. We plan to donate one dollar from every one of Hildi's draft cocktails to a non-profit organization giving back to women in need.

Financials

The financial projections presented are based on assumptions, do not represent a guarantee of performance, and are subject to change.

Revenue	Weekly	Monthly	Annually
Estimated food Sales	$ 2,500.00	$ 9,333.00	$ 111,996.00
Estimated Beverage Sales	$ 8,500.00	$ 34,667.00	$ 416,004.00
Total Sales	$ 11,000.00	$ 44,000.00	$ 528,000.00
Rental Income	$ 913.85	$ 3,960.00	$ 47,520.00
Food Cost (25%)	$ 625.00	$ 2,333.25	$ 27,999.00
Beverage Cost (20%)	$ 1,700.00	$ 6,933.40	$ 83,200.80
Cost of Sales	$ 2,325.00	$ 9,266.65	$ 111,199.80
Gross Profit	$ 9,588.85	$ 38,693.35	$ 464,320.20
Operating expenses	Weekly	Monthly	Annually
Payroll, Insurance, and Related Costs	$ 2,244.50	$ 7,855.75	$ 94,269.00
Utilities	$ 382.29	$ 1,338.00	$ 16,056.00
Other Operating Expenses	$ 2,635.71	$ 9,225.00	$ 110,700.00
Professional Services	$ 271.14	$ 949.00	$ 11,388.00
Total Expenses	$ 5,533.64	$ 19,367.75	$ 232,413.00
Operating Profit	$ 4,055.21	$ 19,325.60	$ 231,907.20

*Due to Tennessee state law, potential investors must attest to the fact that they do not have a prohibited ownership interest in an alcohol manufacturer or distributor.